Exhibit (a)(25)
For Immediate Release

Indústrias Romi S.A. Avenida Pérola Byington, 56 13453-900 Santa Bárbara d’Oeste—SP—BRASIL Telefone: 55 (19) 3455-9000—Fax: 55 (19) 3455-2499
ROMI REITERATES $10.00 PER SHARE OFFER DESPITE HARDINGE’S REDUCED SALES
GUIDANCE
Urges Hardinge Shareholders to Tender into Romi’s All-Cash Tender Offer Expiring at 5:00 pm ET on June 18, 2010
SANTA BARBARA D’OESTE, Brazil, June 17, 2010 — Indústrias Romi S.A. (Bovespa: ROMI3) (“Romi”), a leading global manufacturer of machine tools, today commented on the June 16, 2010 announcement by Hardinge Inc. (Nasdaq: HDNG) (“Hardinge”) that the company expects sales for the second quarter to be below recent guidance.
“Hardinge now expects to fail to meet guidance just provided to shareholders in May 2010, casting doubt on management’s ability to deliver on projections and reinforcing our belief that Hardinge’s current standalone business model will deliver neither the certainty nor the value of Romi’s $10.00 per share all-cash offer,” said Livaldo Aguiar dos Santos, Chief Executive Officer of Romi. “In addition, Hardinge has disclosed that, in the face of competition in the machine tools industry, it has agreed to at least one large order at lower than traditional margins, without which Hardinge’s order volume would be relatively flat compared with last quarter.
“Hardinge is now projecting that second quarter 2010 sales will show no improvement from 2009 levels. As such, we have serious doubts about Hardinge’s ability to participate in the expected economic recovery, especially in light of Hardinge’s ineffective management of its supply chain, the volatility in the financial markets and renewed uncertainty about the timing and strength of a recovery,” continued Mr. dos Santos. “Accordingly, we urge Hardinge shareholders to tender into Romi’s fully funded cash tender offer, which represents a premium of 105% to Hardinge’s closing share price on December 14, 2009 when Romi first formally communicated to Hardinge its interest in pursuing a business combination. Our offer is not subject to confirmatory due diligence or any financing condition and will be funded entirely from Romi’s internal resources.
“Romi stands ready to negotiate a transaction. We continue to believe that the combination of Romi and Hardinge is in the best interests of Hardinge’s employees, customers and partners. However, as we have said previously, absent a significant increase in shareholder support above the 38% previously tendered, we intend to let our offer expire at the end of the offering period on June 18, 2010,” concluded Mr. dos Santos.
As previously announced, the offering period for Romi’s revised all-cash tender offer is set to expire at 5:00 pm, New York City time, on June 18, 2010, unless further extended or terminated.
The offer is conditioned on there being validly tendered and not withdrawn at least two-thirds of the total number of Hardinge’s outstanding shares on a fully diluted basis, Hardinge’s Board of Directors redeeming or invalidating its shareholder rights plan and other takeover defenses, receipt of regulatory approvals and other customary closing conditions as described in the Offer to Purchase. The waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on April 14, 2010, satisfying one of the previous conditions to Romi’s tender offer.
Hardinge shareholders may obtain copies of all of the tender offer documents free of charge at the Securities and Exchange Commission’s website (http://www.sec.gov/) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888-750-5834.
HSBC Securities (USA) Inc. is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to Romi on the proposed transaction.
About Romi
Indústrias Romi S.A. (Bovespa: ROMI3), founded in 1930, is the market leader in the Brazilian machinery and equipment industry. The company is listed in the “Novo Mercado” category, which is reserved for companies with the highest degree of corporate governance on the Bovespa. The company manufactures machine tools, mainly lathes and machining centers, plastic injection and blow molding machines for thermoplastics and parts made of grey, nodular or vermicular cast iron, which are supplied rough or machined. The company’s products and services are sold globally and used by a variety of industries, such as the automotive, general consumer goods and industrial and agricultural machinery and equipment industries.
Important Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Hardinge. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the amended and restated offer to purchase, the amended and restated letter of transmittal and other amended and restated offer documents) which was filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2010, as amended, and is accessible for free at the Commission’s website at http://www.sec.gov. Such documents may also be obtained by investors and security holders for free by calling Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888-750-5834. Investors and security holders are urged to read such disclosure documents carefully and in their entirety because they contain important information.
Romi is not currently engaged in a solicitation of proxies from the shareholders of Hardinge. However, in connection with Romi’s offer to acquire Hardinge, certain directors and officers of Romi may participate in meetings or discussions with Hardinge shareholders. Romi does not believe that any of these persons is a “participant” in the solicitation of proxies under SEC rules. If in the future Romi does engage in a solicitation of proxies from the shareholders of Hardinge in connection with its offer to acquire Hardinge, Romi will include the identity of people who, under SEC rules, may be considered “participants” in the solicitation of proxies from Hardinge shareholders in applicable SEC filings when they become available.
Forward-Looking Statements
Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.

Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction, delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule. Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Media Contact
Joele Frank, Wilkinson Brimmer Katcher
Steve Frankel / Tim Lynch: (212) 355-4449
Investor Contact
Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter: (212) 750-5833
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